

Mail Stop 3720

February 6, 2007

James B. Wiegand
President
Rosewind Corporation
16200 WCR 18E
Loveland, CO 80537

>   **Re: Rosewind Corporation**
>   **Form SB-2**
>   **Filed July 5, 2005**
>   **File No. 333-139933**

Dear Mr. Wiegand:

We have primarily limited our reviewed of your filing to the structure of your offering and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering all of the company's currently outstanding shares for resale. We further note that affiliates are selling over 60% of the company's currently outstanding shares. As a result, it appears that this offering is a primary offering by the company, rather than a secondary offering of shares for resale. Revise the registration statement to fix the offering price of the shares being sold by the selling shareholders for the duration of the offering (because the company is not permitted to conduct an "at the market

offering" under Rule 415) and identify all the selling shareholders as underwriters (as opposed to them "may" being considered underwriters – page 11).

2.   We note Mr. Wiegand's past business experience has been primarily with blank check and development stage companies. Based upon the limited detail of the company's business plan, it appears that the company is a blank check company. Revise the offering to comply with the requirements of Rule 419 of Regulation C. In the alternative, provide a detailed analysis in your response letter why this offering should not be governed by Rule 419 and substantially revise your disclosure to discuss company's business plan with a detailed analysis of how the company plans on generating revenues and paying its expenses over the next 12 months.

Risk Factors, page 5

3.   Add risk factors highlighting the illiquid nature of an investment in the company; the lack of revenues to date; the added costs involved with becoming a reporting company; and the potential for conflicts of interest involving only one director/officer managing the company.

Plan of Distribution, page 10

Current Market for our Shares, page 10

4.   Your disclosure incorrectly implies that the company files a Form 15c211 to have its securities "listed" on the OTC Bulletin Board. Please correct to indicate that a market maker must file the Form 15c211 and whether the company has had any discussions with a market maker to do so. In addition, clarify that securities are approved for quotation, not listed, on the OTC Bulletin Board.

5.   Clarify that your company's shares "will" (as opposed to "may") be considered a penny stock.

6.   On page 11, you indicate that shares in this offering will be sold "primarily" by Mr. Wiegand. With Rule 3(a)4-1 in mind, explain who else is permitted to sell the company's shares in this offering.

7.   Explain how Mr. Wiegand will determine whether to sell the company's shares or his own in this offering.

Offering Period and Expiration Date, page 11

8.   Remove the reference to the SEC determining the effective date of the prospectus.

Directors, Executive Officers, Promoters and Control Persons, page 14

Business Experience, page 14

9.   Disclose the past business experience of Mr. Michael Wiegand, particularly whether he has any past experience in the company's line of business.

Organization within the last five years, page 16

10.   Disclose the dollar value attributed to each of the transactions and explain how the value of the consideration for the services or assets was determined.

Description of Business, page 17

Our Facilities, page 18

11.   Describe your ship (size, age, etc.). Consider including a picture of the vessel.

Management's Discussion and Analysis or Plan of Operation, page 19

12.   Assuming the company is not a blank check company, expand your discussion to provide a reasonably detailed business plan for your operations including,

*   A timeline for your expected operations and potential for growth beyond training only two students at a time;
*   A detailed discussion of your expected marketing costs, upgrade costs, operational costs (salaries, overhead, etc) and public company costs; and
*   A discussion of your expected cash flows.

Exhibits

13.   Please file all missing exhibits as soon as possible for our review and possible further comment.

14.   Tell us whether any of your transactions to date involved written contracts. For example, if the purchase of your boat involved an agreement, it should be filed as a material contract.

Undertakings

15.   The Rule 415 undertaking that you have included is not the correct wording of the undertaking required by Item 512(a) of Regulation S-B. Please revise.

16. The registration statement must be signed by your controller or principal accounting officer. If Mr. Wiegand is signing in that capacity too, please reflect this in your amended filing or include the person who is signing in that capacity.

*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Bennett, Attorney-Adviser, at (202) 551-3389, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director